Exhibit 99.3

Nano Dimension Provides Corporate Updates

NESS ZIONA, Israel, July 8th 2019 – Nano Dimension Ltd., a leading additive electronics provider for electronics (NASDAQ, TASE: NNDM), today announced several corporate updates.

Since Nano Dimension introduced the DragonFly Pro to the electronics market six quarters ago, the company successfully built a global reseller channel and delivered dozens of systems to end users printing thousands of PCBs. Working closely with key aerospace, defense and consumer electronics customers, it is becoming increasingly clear that 3D printed electronics is a transformative force in the electronic industry and one of the highest growth potential segments within the additive manufacturing market.

“In the coming weeks, after a year of extensive product development in close cooperation with select customers, the company plans to launch a new system within the DragonFly family. This new 3D printer delivers substantial performance improvements and mission critical features that were developed in direct response to customer needs,” said Amit Dror, CEO of Nano Dimension. “The new system is expected to significantly increase the value for our existing and targeted customers and fuel further revenue growth as we expand our end user universe and use cases,” continued Mr. Dror.

Concurrent with the eminent product launch mentioned above, the company took decisive steps to reduce its operating expenses. The restructuring included a headcount reduction of approximately 20%. These actions are expected to reduce the company’s use of cash in the coming periods.

Separately, the company is announcing that Simon Fried, Co-Founder and former President of North America, has decided to step down from his executive role, to pursue other opportunities. Mr. Fried will continue to serve on the company’s board of directors and to advise the company to ensure a smooth transition.

“Nano Dimension plans to strengthen its efforts to accelerate the adoption of its products, with the sole purpose of expanding its customer use cases from prototyping to production,” said Mr. Dror. “We believe that the combined actions we have taken position the company’s products and structure better for sustainable growth. We strongly believe in our technology, which is second to none, and in the disruptive changes it is leading in the electronics industry,” Mr. Dror concluded.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses growth potential of 3D printed electronics, launching a new system in the DragonFly family, and the timing thereof, that the new system is expected to significantly increase the value for existing and targeted customers and fuel further revenue growth as the company expands its end user universe and use cases, expected reduction in the company’s burn rate, and that the company plans to strengthen its efforts to accelerate the adoption of its products. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com